Exhibit 99.2

Date: Monday, April 7, 2014

To: All Vocus employees

From: Rick Rudman, CEO Vocus

Subject: Vocus announcement

I am excited to tell you about an important event for Vocus.

This morning we announced that we’ve entered into what is known as a “definitive agreement” to be acquired by GTCR Valor Merger Sub, Inc. (“GTCR Valor”), an affiliate of GTCR LLC (“GTCR”) in an all cash transaction. Under the terms of the transaction, GTCR Valor will commence a tender offer to acquire all of the outstanding shares of Vocus common stock for $18.00 per share in cash, subject to the satisfaction of the conditions to the offer. As part of the transaction, GTCR Valor will also acquire all outstanding shares of Vocus Series A convertible preferred stock for its stated value of $77.3 million. The Vocus board of directors recommends the company’s stockholders tender their shares in connection with the offer. The press release we issued this morning contains additional details of the announcement and is posted on www.vocus.com. Once this transaction is complete, Vocus will be a private company.

GTCR is a highly regarded private equity firm with deep expertise in technology. Their focus is on working with management teams to build market-leading companies. Throughout this process, GTCR has communicated a great respect for our company, and we believe the offer by GTCR Valor represents an endorsement of the hard work of all of our employees. We can also benefit from GTCR’s expertise with helping companies accelerate growth through product innovation and strategic acquisitions.

We’re confident that once the transaction is complete, GTCR will be a good steward for Vocus, with shared values for the things that have always been important to us, including developing great products, delivering incredible customer service and developing talented employees. We think that now is the right time to join forces with GTCR and that this is the right result for our shareholders. We believe there is a significant opportunity to leverage each other’s strengths. As a private company we can also be less quarterly driven, with more flexibility to make strategic investments to drive powerful innovation and achieve long-term success.

As today’s announcement may attract attention from the media or other interested parties, it’s important that we speak with one voice. Please direct all media or third-party inquiries to our Chief Financial Officer Steve Vintz.

We anticipate that this transaction will be completed in the second quarter of 2014, subject to antitrust approvals, receipt of the requisite level of shareholder tenders into the offer and other customary closing conditions. Until then, we remain a public company so it’s important that we remain focused on business as usual and continue to deliver the same high-quality solutions and service that our customers have come to expect from us.

Thank you for your continued hard work and dedication as we enter this next phase in our evolution.

Employee FAQ

Will I still have a job?

First, until this transaction closes we’re still a public company and we plan to continue to operate our business as usual. We haven’t had any conversations yet with GTCR about their specific plans but during our general discussions GTCR has shown a lot of respect for our employees and what we’ve accomplished as a company. Ultimately we are all interested in creating a leading company with great products, happy customers and talented employees.

Will there be changes to the Vocus culture or other aspects of the business?

We plan to make the transition to a private company as seamless as possible. For those of you who have been with Vocus over the past few years, you have seen an enormous amount of change. Regardless if we are public or private, this comes with being an innovative software company in a rapidly evolving market and we will continue to evolve and change as a company. What’s most important is that we remain committed to a shared vision of market leadership and excellence in what we do.

How long before the transaction is completed?

We anticipate that this transaction will be completed in the second quarter of 2014, subject to antitrust approvals, receipt of the requisite level of shareholder tenders into the offer and other customary closing conditions. Upon closing, Vocus will become a privately owned company and the Company’s shares will no longer be listed on the NASDAQ exchange.

What can we expect while we’re waiting for the transaction to close?

Until this transaction is complete we are still a public company and will continue to operate in the ordinary course of business. That means business as usual with no changes in our day-to-day activities.

I’m in sales and I had a great 2013 - are we still having our President’s Club trip in May?

Claro que si! I’ll see you all in Puerto Rico next month.

I own Vocus shares. What do I need to do?

GTCR Valor is making an offer to purchase all the outstanding shares of Vocus common stock at a price of $18.00 per share, net to the holder of such share of Vocus common stock, in cash, without interest and subject to any applicable tax withholding. You should expect to receive materials that will explain in more detail the terms of GTCR Valor’s offer and the basis for Vocus’s board’s recommendation that shareholders tender their shares into the offer. The materials will also explain the process for accepting GTCR Valor’s offer, should you decide to do so. If the offer is successful, following closing, your shares will be purchased and you will no longer have any ownership interests in the company. Please read these materials carefully and consult your tax advisor to advise you as to the capital gains and other tax considerations related to this transaction that may be important to you.

Will benefits be affected? Will 401k or healthcare benefits change?

We do not intend to make any changes to our 401k or healthcare benefits as a result of the announcement of this transaction and prior to closing. We haven’t had any conversations yet with GTCR regarding benefit plans after the closing of the transaction, but during our general discussions with GTCR, they have shown a lot of respect for our employees and have committed to provide benefits and compensation similar to what we currently have for a year after the closing of the transaction. We expect that going forward GTCR will provide market based benefits that demonstrate the value of the contribution our employees make to our success as a leading provider of PR and marketing software.

I have restricted stock and/or options. What do I need to do?

Upon GTCR Valor’s acceptance of shares tendered in the offer, all unvested restricted stock and stock options will vest immediately. Your vested equity will be converted to cash at a price of $18.00 per share. Please remember that if you are an option holder, the cash to be received would be equal to the $18.00 per share minus the option exercise price, subject to any withholding. The restricted stock will be paid out with other outstanding shares, and options will be processed through our payroll following closing. You will receive a separate communication with further information at that time.

Does GTCR know our business, our strategy, our culture?

GTCR has deep technology expertise, with several investments in cloud-based software. As part of their due-diligence process, representatives of GTCR thoroughly researched our company, products, customers, reputation and culture. GTCR is a growth-oriented investor and has indicated to us that it believes Vocus has attractive assets in its products, people, customer relationships and market leadership position, as well as unique exposure to multiple exciting end markets. GTCR has also indicated to us that it plans to work with Vocus and its employees to continue executing on current initiatives and introduce new initiatives to help us grow and help our customers navigate an increasingly complex landscape of evolving communications and marketing channels.

What should we tell our customers?

Vocus is a leading provider of PR and marketing software. We are joining forces with GTCR because we believe this is the right result for our shareholders and also because there is a significant opportunity to leverage each other’s strengths. As a private company we can be less quarterly driven, with more flexibility to make strategic investments to drive powerful innovation and achieve long-term success for Vocus and our customers. GTCR is investing in Vocus because they believe in our ability to remain a market leader and continue our history of meeting customer needs with innovative cloud-based solutions. Customers can be referred to the letter to customers that is posted on the Vocus website.

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of Vocus has not yet commenced. This letter is neither an offer to buy nor the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vocus common stock will be made only pursuant to an offer to purchase and related materials that GTCR Valor Companies, Inc. (“Parent”) and GTCR Valor intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and GTCR Valor will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Vocus will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Vocus, Inc. stockholders when available, and may also be obtained by contacting Vocus, Inc.’s Investor Relations Department at 12051 Indian Creek Court, Beltsville, Maryland 20705, (301) 459-2590 or investorrelations@vocus.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.